[Letterhead of Willkie Farr & Gallagher LLP]

April 14, 2011

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Chile Fund, Inc.

Registration Statement on Form N-2 Filed on March 4, 2011

Securities Act File No. 333-172627; Investment Company Act File No. 811-05770

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Registration Statement that you provided in a letter to the undersigned dated March 17, 2011.  The Registrant’s responses to each comment are reflected in Pre-Effective Amendment No. 1 to the Registration Statement filed on April 14, 2011.

For your convenience, the substance of your comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Prospectus Summary — Investment Policies (Page 1)

Comment No. 1:    The second paragraph of this section defines Chilean securities.  Please explain to us how criteria (a) through (c) determine that a company’s assets are exposed to the economic fortunes and risks of Chile.  See Investment Company Act Release No. 24828, text at note 26 (Jan. 17, 2001).

Response:             The Fund considers criteria (a) through (c) to determine whether a company’s assets are exposed to the economic fortunes and risks of Chile for the following reasons: (a) a company that issues securities that are traded principally in Chile will have a significant business presence in Chile; (b) the performance of securities issued or guaranteed by the Republic of Chile or the Central Bank of Chile will be highly dependant on Chilean economic indicators; and (c) the issuance of peso-

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

April 14, 2011

denominated securities by a company in order to finance operations in Chile subjects the company to Chilean legal, tax and regulatory requirements and risk.

Prospectus Summary — Risks (Page 4)

Comment No. 2:    This section provides a caption heading for “High-Yield Securities Risk.”  Because high-yield securities include debt securities commonly referred to as “junk bonds,” please modify this caption heading to read “High-Yield/Junk Bond Securities Risk.”  Also, in the earlier section for “Investment Policies,” please disclose the Fund’s investment limit relative to high yield/junk bond investments.

Response:             The requested disclosure has been added.

Prospectus Summary — Dividends and Distributions (Page 9)

Comment No. 3:    Disclosure in this section states that the Fund’s current 10% distribution rate is paid from current income supplemented by realized capital gains, with any shortfall paid from “paid-in capital.”  Please modify disclosure in this section to include the fact that this last distribution element represents a return of the investor’s original investment in the Fund, and describe the immediate and long term tax implications for shareholders associated with payments of a return of capital.

Response:             The requested disclosure has been added.

Prospectus Summary — Summary of Fund Expenses (Page 10)

Comment No. 4:    The third caption to the table, as well as footnote 1 to this caption, refers to offering expenses “borne by the Fund.”  Since all the fees and expenses described in this section are borne directly or indirectly by shareholders, please delete the words “borne by the Fund’ from both the caption and footnote.

Response:             The requested change has been made.

Investment Policies — Securities Options (Page 15)

Comment No. 5:    This section describes the investment strategy of the Fund relative to the use of options.  Please consider the staff observations on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:             The Fund does not currently intend to utilize derivative strategies.  The disclosure has been revised accordingly.

April 14, 2011

Risks and Special Considerations (Pages 20-25)

Comment No. 6:    Several of the specific risks discussed in this section are not summarized in the “Prospectus Summary - Risks” section on page 4 of the prospectus.  Accordingly, please provide summary risk disclosure in the Summary section for “Foreign Securities Risk,” “Foreign Custody,” “Risks of Securities Options,” “Risk of Securities Index Options,” and “Securities Lending Risk.”

Response:             The requested disclosure has been added.

Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws (Page 33)

Comment No. 7:    This section describes provisions in the Fund’s Articles of Incorporation and By-laws that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions, or to modify its structure.  Please add disclosure in this section regarding the rationale for adopting these provisions, and the positive and negative effects of these provisions.  See Guide 3 to Form N-2.

Response:             The requested disclosure has been added.

Comment No. 8:    The Commission staff has recently taken the position that a closed-end investment company organized as a Maryland corporation that elects to opt-in to the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940.  See Bolder Total Return Fund, Inc. (SEC Staff No-Action Letter (Nov. 15, 2010)) (http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm).  Since the Fund is organized as a Maryland corporation, please provide an affirmative statement that the Fund has not opted-in to the Maryland Control Share Acquisition Act.

Response:             The Fund has not opted-in to the Maryland Control Share Acquisition Act.

Statement of Additional Information

Management of the Fund (Page S-1)

Comment No. 9:    The table of information regarding the Fund’s directors provides disclosure of other directorships held by each director.  Please provide disclosure in this section of other directorships held by each director for the past five years.  See Item 18.6(b) of Form N-2.

Response:             The requested disclosure has been added.

April 14, 2011

Should you have any questions concerning the above, please call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron
Anthony Geron

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP